Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

The Verizon/MCI Combination Benefits Business Customers

The Benefits of the Combination Include:

➢	One-stop shopping:

Verizon and MCI have complementary capabilities. Verizon has strength as a provider of local and regional voice and data service, high-capacity circuits, and CPE and professional services. MCI is a leading provider of integrated communications solutions, including a leading IP/VPN product, web hosting, network security, and applications management. MCI also offers international and 800 services that Verizon cannot match.

The ability to contract with a single communications provider for a broader range of needs benefits customers. Avoid unnecessary duplication of business relationships, saving human and financial resources.

➢	Enhanced IP-enabled Services:

The combined entity will have a superior ability to deliver converged voice, video, and data services over a common IP infrastructure.

➢	Enhanced Voice and Data Communications:

The combined entity will be able to combine Verizon’s substantial in-region network facilities with MCI’s national and international facilities to offer a comprehensive voice and data network with global reach.

With one provider responsible for end-to-end integrated solutions, customers can count on improved accountability and customer service.

•	Combination will not affect competitiveness of market:

➢	Competition between MCI and Verizon is limited.

In part for historical reasons, MCI and Verizon have different strengths as communications service providers.

Combined entity will be a more efficient provider of services but there will be relatively little loss of head-to-head competition.

Verizon will provide greater stability and financial resources to support MCI’s enterprise offerings.

➢	Marketplace will remain extremely competitive:

Many companies other than Verizon and MCI respond to RFP’s.

Many customers have begun to look at alternatives to traditional network operators, including system integrators.

Many customers view emerging technologies, including IP/VPN, as interchangeable with legacy voice and data products.

Many customers will continue to cultivate relationships with secondary and tertiary providers to ensure redundancy and preserve flexibility.

Many providers are capable of filling this role.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.